CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015	398,365	$10.00	$3,983,650	$456.53

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-180488

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factor” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement FX-STEP UP-3. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$3,983,650
Underwriting discount	$ 0.20	$79,673
Proceeds, before expenses, to BAC	$ 9.80	$3,903,977

Merrill Lynch & Co. April 26, 2012

398,365 Units Pricing Date April 26, 2012 Currency-Linked Step Up Notes Settlement Date May 3, 2012 Linked to a Basket of Asian Currencies, Maturity Date May 1, 2015 due May 1, 2015 CUSIP No. 06051R758 $10 principal amount per unit Term Sheet No. 928 Currency-Linked Step Up Notes The notes have a maturity of approximately three years The notes are linked to a Basket of Asian Currencies (the “Exchange Rate Measure”), which represents a long position in the Indonesian rupiah, the Indian rupee and the Chinese renminbi (yuan) relative to the U.S. dollar Step Up Payment of $3.91 per unit at maturity if the value of the Exchange Rate Measure is unchanged or increases, but does not increase above the Step Up Value of 139.10% of the Starting Value 100% participation in any increase in the value of the Exchange Rate Measure if it increases above the Step Up Value 90% principal protected at maturity against decreases in the value of the Exchange Rate Measure Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation No periodic interest payments No listing on any securities exchange

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Summary

The Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes are linked to a Basket of Asian Currencies (the “Exchange Rate Measure”), which tracks the value of an approximately equally weighted investment in the Indonesian rupiah, the Indian rupee and the Chinese renminbi (yuan) (each, an “underlying currency”), based on the exchange rate for each underlying currency relative to the U.S. dollar.

The notes provide investors with a Step Up Payment if the value of the Exchange Rate Measure is unchanged or increases from the Starting Value to the Ending Value, but does not increase above the Step Up Value. If the value of the Exchange Rate Measure increases (that is, the underlying currencies strengthen relative to the U.S. dollar) over the term of the notes from the Starting Value to an Ending Value that is above the Step Up Value, investors will participate in a 1-for-1 basis in the increase above the Starting Value. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment at maturity that is up to 10% less than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement FX-STEP UP-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately three years
Exchange Rate Measure:

A Basket of Asian Currencies, which tracks the value of an approximately equally weighted investment in the Indonesian rupiah, the Indian rupee and the Chinese renminbi (yuan), based on the exchange rate for each underlying currency relative to the U.S. dollar.

Initial Exchange Rates:	9,189.00 for the Indonesian rupiah, 52.567 for the Indian rupee and 6.2829 for the Chinese renmimbi (yuan)
Starting Value:	100
Ending Value:

The value of the Exchange Rate Measure on the calculation day, calculated based upon the exchange rate of each underlying currency in relation to the U.S. dollar on that day, as described beginning on page TS-8 under “The Basket of Asian Currencies.” If it is determined that the scheduled calculation day is not a business day, or if the exchange rate for any underlying currency is not quoted on the scheduled calculation day, the Ending Value will be determined as described beginning on page TS-8.

Calculation Day:	April 24, 2015
Step Up Payment:	$3.91 per unit at maturity (representing a return of 39.10% over the Original Offering Price).
Step Up Value:	139.10 (139.10% of the Starting Value).
Minimum Redemption Amount:	$9.00 per unit
Calculation Agent:	Merrill Lynch Capital Services, Inc., a subsidiary of BAC
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-7.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit of the notes (the “Redemption Amount”) calculated as follows:

Currency-Linked Step Up Notes	TS-2

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Hypothetical Payout Profile

This graph reflects the returns on the notes at maturity, based on the Step Up Payment of $3.91, the Step Up Value of 139.10, and the Minimum Redemption Amount of $9.00. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

The table and examples below are for purposes of illustration only. They are based on hypothetical values and show a hypothetical return on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and the term of your investment.

The following table illustrates, for the Starting Value of 100 and a range of Ending Values:

▪	the percentage change from the Starting Value to the Ending Value;

▪	the Redemption Amount per unit of the notes; and

▪	the total rate of return to holders of the notes.

The table and examples are based on the Step Up Payment of $3.91, the Step Up Value of 139.10, and the Minimum Redemption Amount of $9.00 per unit.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$9.00		-10.00%
60.00		-40.00%	$9.00		-10.00%
70.00		-30.00%.	$9.00		-10.00%
80.00		-20.00%	$9.00		-10.00%
90.00		-10.00%	$9.00	(1)	-10.00%
95.00		-5.00%	$9.50		-5.00%
97.00		-3.00%	$9.70		-3.00%
99.00		-1.00%	$9.90		-1.00%
100.00	(2)	0.00%	$13.91	(3)	39.10%
105.00		5.00%	$13.91		39.10%
110.00		10.00%	$13.91		39.10%
115.00		15.00%	$13.91		39.10%
130.00		30.00%	$13.91		39.10%
139.10	(4)	39.10%	$13.91		39.10%
140.00		40.00%	$14.00		40.00%
150.00		50.00%	$15.00		50.00%

(1)	The Redemption Amount will not be less than the Minimum Redemption Amount.

(2)	This is the Starting Value.

(3)	This amount represents the sum of the Original Offering Price and the Step Up Payment of $3.91.

(4)	This is the Step Up Value.

Currency-Linked Step Up Notes	TS-3

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Example 1— The Ending Value is equal to 50.00:

Redemption Amount (per unit) = the greater of (a) $10 +	[	$10 ×	(50.00 – 100.00)	]	= $5.00 and (b) $9.00
100.00

Redemption Amount (per unit) = $9.00 (The Redemption Amount cannot be less than the Minimum Redemption Amount.)

Example 2 — The Ending Value is equal to 97.00:

Redemption Amount (per unit) = $10 +	[	$10 ×	(97.00 – 100.00)	]	= $9.70
100.00

Example 3 — The Ending Value is equal to 102.00:

Redemption Amount (per unit) = $10.00 + $3.91 = $13.91

In this case, because the Ending Value is greater than the Starting Value but less than or equal to the Step Up Value, the Redemption Amount (per unit) will equal $13.91, which is the sum of the Original Offering Price of $10.00 and the Step Up Payment of $3.91.

Example 4 —The Ending Value is equal to 150.00:

Redemption Amount (per unit) = $10 +	[	$10 ×	(150.00 – 100.00)	]	= $15.00
100.00

In this case, because the Ending Value is greater than the Step Up Value, the Redemption Amount (per unit) will equal $15.00.

Currency-Linked Step Up Notes	TS-4

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-9 of product supplement FX-STEP UP-3 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Changes in the exchange rates of the underlying currencies may offset each other.

▪	You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate Measure.

▪

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes, as described on page TS-7 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	The Redemption Amount will not reflect changes in the value of the Exchange Rate Measure prior to the calculation day.

▪	Purchases and sales by us and our affiliates of the underlying currencies may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return at maturity and the market value of the notes.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The return on the notes depends on the exchange rates of the underlying currencies, which are affected by many complex factors outside of our control.

▪	The exchange rates could be affected by the actions of the governments of Indonesia, India, China, and the United States.

▪	Even though currencies trade around-the-clock, the notes will not trade around-the-clock, and the prevailing market prices for the notes may not reflect the current exchange rates.

▪	Suspensions or disruptions of market trading in the underlying currencies and the U.S. dollar may adversely affect the value of the notes.

▪	The notes are payable only in U.S. dollars and you will have no right to receive any payments in any underlying currency.

▪

The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-24 of product supplement FX-STEP UP-3.

Currency-Linked Step Up Notes	TS-5

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Additional Risk Factor

The exchange rate of the Chinese renminbi is currently managed by the Chinese government.

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which the People’s Bank of China resets daily. After the closing of the market on each business day, the People’s Bank of China announces the closing price of a foreign currency, such as the U.S. dollar, traded against the Chinese renminbi in the interbank foreign exchange market.

The initial adjustment of the Chinese renminbi exchange rate occurred on July 21, 2005 and resulted in an approximate 2% revaluation from an exchange rate of 8.28 renminbi per U.S. dollar to 8.11 renminbi per U.S. dollar. As of the pricing date, the exchange rate was 6.2829 renminbi per U.S. dollar. On April 14, 2012, the People’s Bank of China announced that the daily trading price of the U.S. dollar against the renminbi in the interbank foreign exchange market will be allowed to float within a band of 1% (an increase from the prior band of 0.50%) around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the closing price of a foreign currency such as the U.S. dollar traded against the renminbi in the interbank foreign exchange market after the closing of the market on each working day, and will make it the central parity for trading against the renminbi on the following working day. The People’s Bank of China has stated that it will make adjustments to the renminbi exchange rate band when necessary according to market, economic, and financial developments.

The People’s Bank of China has indicated that an upward revaluation in the value of the Chinese renminbi against the U.S. dollar may be allowed; however, no assurances can be given that this will occur. Despite the change in its exchange rate regime, the Chinese government continues to manage the valuation of the renminbi and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the value of the Exchange Rate Measure. However, further changes in the Chinese government’s management of the renminbi could result in a significant movement in the U.S. dollar/renminbi exchange rate. Assuming the value of the other underlying currencies in the Exchange Rate Measure remain constant, a decrease in the value of the renminbi relative to the U.S. dollar, whether as a result of a change in the Chinese government’s management of the renminbi or for other reasons, would result in a decrease in the value of the Exchange Rate Measure.

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the Ending Value will be greater than the Starting Value. In other words, you anticipate that the underlying currencies will strengthen relative to the U.S. dollar over the term of the notes.

▪	You accept that you will lose up to 10% of your original investment amount if the Ending Value is less than the Starting Value.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the Ending Value will be less than the Starting Value. In other words, you anticipate that the underlying currencies will weaken relative to the U.S. dollar over the term of the notes.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Currency-Linked Step Up Notes	TS-6

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075, reflecting an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with MLPF&S or another of our affiliates.

All charges related to the notes, including the underwriting discount and the hedging related costs and charges, reduce the economic terms of the notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors—General Risks Relating to the Notes” beginning on page S-9 and “Use of Proceeds” on page S-17 of product supplement FX-STEP UP-3.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions.

Currency-Linked Step Up Notes	TS-7

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

The Basket of Asian Currencies

The notes are designed to allow investors to participate in the movements of the Exchange Rate Measure over the term of the notes. The Exchange Rate Measure is designed to track the value of an approximately equally weighted investment in the Indonesian rupiah, the Indian rupee and the Chinese renminbi (yuan), based on the exchange rate of each underlying currency relative to the U.S. dollar. The notes provide upside participation at maturity if the value of the Exchange Rate Measure increases (that is, the underlying currencies strengthen relative to the U.S. dollar) over the term of the notes.

The exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. Accordingly, an increase in the applicable exchange rate means that the value of the relevant underlying currency has weakened against the U.S. dollar, and a decrease in the applicable exchange rate means that the value of the relevant underlying currency has strengthened against the U.S. dollar. If investing in the notes, investors should be of the view that the value of the Exchange Rate Measure will increase over the term of the notes (that is, the underlying currencies will strengthen relative to the U.S. dollar from the Initial Exchange Rate to the Final Exchange Rate.

For each underlying currency, the Initial Exchange Rate was determined, and the Final Exchange Rate (which will be rounded to four decimal places) will be determined, as follows:

▪

Indonesian rupiah: the number of Indonesian rupiahs for which one U.S. dollar can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto, under USD, at approximately 11:00 a.m. in Singapore.

▪

Indian rupee: the number of Indian rupees for which one U.S. dollar can be exchanged as reported by Reuters on page RBIB, or any substitute page thereto, under USD, at approximately 12:30 p.m. in Mumbai, India.

▪

Chinese renminbi (yuan): the number of Chinese renminbi (yuan) for which one U.S. dollar can be exchanged as reported by Reuters on page SAEC, or any substitute page thereto, at approximately 9:15 a.m. in Beijing, China.

If the calculation agent determines that the scheduled calculation day is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or if the exchange rate for an underlying currency is not so quoted on the applicable page indicated above on the scheduled calculation day (each, a “Non-Publication Event”), then the calculation agent will determine the Final Exchange Rate for that underlying currency on the next applicable business day on which the exchange rate is so quoted. However, in no event will the determination of the Final Exchange Rate for any underlying currency be postponed to a date (the “final determination date”) that is later than the close of business in New York, New York on the second scheduled business day prior to the maturity date.

If, following a Non-Publication Event and postponement as described above, the exchange rate for any underlying currency remains not quoted on the final determination date, the Final Exchange Rate for that currency will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Final Exchange Rate for that underlying currency, the applicable Weighted Return, and the Ending Value of the Exchange Rate Measure in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the applicable underlying currency and any other information that it deems relevant.

The Final Exchange Rate for each underlying currency that is not affected by a Non-Publication Event will be determined on the scheduled calculation day.

The Starting Value was set to 100 on the pricing date.

The Ending Value will equal the value of the Exchange Rate Measure on the calculation day.

The value of the Exchange Rate Measure on the calculation day will equal: 100 + 100 x (the sum of the Weighted Return for each exchange rate), rounded to two decimal places.

Currency-Linked Step Up Notes	TS-8

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

The Weighted Return for each exchange rate will be determined by the calculation agent as follows:

▪	Indonesian rupiah:	Exchange Rate Weighting ×	(	Initial Exchange Rate -Final Exchange Rate	)
Final Exchange Rate

▪	Indian rupee:	Exchange Rate Weighting ×	(	Initial Exchange Rate -Final Exchange Rate	)
Final Exchange Rate

▪	Chinese renminbi (yuan):	Exchange Rate Weighting ×	(	Initial Exchange Rate -Final Exchange Rate	)
Final Exchange Rate

The formulas above will result in the Weighted Return for an exchange rate being positive when the underlying currency strengthens relative to the U.S. dollar and being negative when that underlying currency weakens relative to the U.S. dollar. Assuming the exchange rates for the other underlying currencies remain the same, any strengthening of an underlying currency relative to the U.S. dollar will result in an increase in the Ending Value while any weakening of an underlying currency relative to the U.S. dollar will result in a decrease in the Ending Value.

The strengthening of an underlying currency relative to the U.S. dollar will result in a decrease in the applicable exchange rate, while the weakening of an underlying currency relative to the U.S. dollar will result in an increase in the applicable exchange rate.

The “Exchange Rate Weighting” with respect to the exchange rate of the Chinese renminbi (yuan) is 33.34% and the “Exchange Rate Weighting” with respect to the exchange rates of each of the Indian rupee and the Indonesian rupiah is 33.33%, reflecting an approximately equal weighting for each underlying currency in the Exchange Rate Measure.

The “Final Exchange Rate” for each underlying currency will be determined on the calculation day, subject to postponement as described above.

Currency-Linked Step Up Notes	TS-9

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Hypothetical Calculations of the Weighted Returns and the Ending Value

Set forth below are two examples of hypothetical Weighted Return and hypothetical Ending Value calculations (rounded to two decimal places) based on the Initial Exchange Rates and assuming hypothetical Final Exchange Rates for each exchange rate as follows.

Example 1:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Indonesian rupiah	33.33%	9,189.0000	18,378.0000	-16.67%
Indian rupee	33.33%	52.5670	42.0536	8.33%
Chinese renminbi (yuan)	33.34%	6.2829	9.4244	-11.11%

The hypothetical Weighted Return for each exchange rate is determined as follows:

▪	Indonesian rupiah:	33.33% ×	(9,189.0000 - 18,378.0000)	= –16.67%
18,378.0000
▪	Indian rupee:	33.33% ×	(52.5670 - 42.0536)	= 8.33%
42.0536
▪	Chinese renminbi (yuan):	33.34% ×	(6.2829 - 9.4244)	= -11.11%
9.4244

The hypothetical Ending Value would be 80.55, determined as follows:

100 + 100 × (sum of the Weighted Return for each exchange rate), rounded to two decimal places

100 + 100 × (8.33 – 16.67 – 11.11)%

100 + 100 × (-19.45%) = 80.55

Example 2:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Indonesian rupiah	33.33%	9,189.0000	8,270.0000	3.70%
Indian rupee	33.33%	52.5670	57.8237	-3.03%
Chinese renminbi (yuan)	33.34%	6.2829	5.6546	3.70%

The hypothetical Weighted Return for each exchange rate is determined as follows:

▪	Indonesian rupiah:	33.33% ×	(9,189.0000 - 8,270.0000)	= 3.70%
8,270.0000
▪	Indian rupee:	33.33% ×	(52.5670 - 57.8237)	= –3.03%
57.8237
▪	Chinese renminbi (yuan):	33.34% ×	(6.2829 - 5.6546)	= 3.70%
5.6546

The hypothetical Ending Value would be 104.37, determined as follows:

100 + 100 × (sum of the Weighted Return for each exchange rate), rounded to two decimal places

100 + 100 × (3.70 – 3.03 + 3.70)%

100 + 100 × (4.37%) = 104.37

Currency-Linked Step Up Notes	TS-10

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Historical Data on the Exchange Rates

The following tables set forth the high and low daily exchange rates for each underlying currency from the first quarter of 2007 through the pricing date. These exchange rates were obtained from publicly available information on Bloomberg, L.P. These exchange rates should not be taken as an indication of the future performance of any of the underlying currencies or the Exchange Rate Measure, or as an indication of whether, or to what extent, the Ending Value will be greater than the Starting Value.

As described above, the exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. As a result, the “High” values represent the weakest that currency was relative to the U.S. dollar for the given quarter, while the “Low” values represent the strongest that currency was relative to the U.S. dollar for the given quarter.

Indonesian rupiah

The following table sets forth the high and low daily exchange rates for the Indonesian rupiah for the calendar quarters from the first quarter of 2007 through the pricing date. The Initial Exchange Rate for the Indonesian rupiah was 9,189 Indonesian rupiahs per U.S. dollar.

		High	Low
2007	First Quarter	9,255	8,973
	Second Quarter	9,125	8,675
	Third Quarter	9,480	9,000
	Fourth Quarter	9,433	9,053

2008	First Quarter	9,458	9,060
	Second Quarter	9,355	9,189
	Third Quarter	9,506	9,073
	Fourth Quarter	12,650	9,478

2009	First Quarter	12,100	10,805
	Second Quarter	11,595	9,930
	Third Quarter	10,293	9,658
	Fourth Quarter	9,665	9,340

2010	First Quarter	9,428	9,090
	Second Quarter	9,378	9,008
	Third Quarter	9,071	8,908
	Fourth Quarter	9,048	8,890

2011	First Quarter	9,073	8,708
	Second Quarter	8,696	8,513
	Third Quarter	9,125	8,464
	Fourth Quarter	9,158	8,815

2012	First Quarter	9,204	8,888
	Second Quarter (through the pricing date)	9,199	9,133

Currency-Linked Step Up Notes	TS-11

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Indian rupee

The following table sets forth the high and low daily exchange rates for the Indian rupee for the calendar quarters from the first quarter of 2007 through the pricing date. The Initial Exchange Rate for the Indian rupee was 52.567 Indian rupees per U.S. dollar.

		High	Low
2007	First Quarter	44.6575	43.0350
	Second Quarter	43.1450	40.4900
	Third Quarter	41.3162	39.7035
	Fourth Quarter	39.9000	39.2775

2008	First Quarter	40.7300	39.2650
	Second Quarter	43.0400	39.7650
	Third Quarter	46.9550	42.0637
	Fourth Quarter	50.2900	46.6100

2009	First Quarter	51.9700	48.2550
	Second Quarter	50.5200	46.9475
	Third Quarter	49.0825	47.5175
	Fourth Quarter	47.7550	46.0912

2010	First Quarter	46.8112	44.9175
	Second Quarter	47.6963	44.2938
	Third Quarter	47.3638	44.9450
	Fourth Quarter	45.9350	44.1050

2011	First Quarter	45.9050	44.5850
	Second Quarter	45.3325	44.0769
	Third Quarter	49.5750	44.0756
	Fourth Quarter	53.7150	48.6950

2012	First Quarter	53.3075	48.6950
	Second Quarter (through the pricing date)	52.6975	50.7150

Currency-Linked Step Up Notes	TS-12

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Chinese renminbi (yuan)

The following table sets forth the high and low daily exchange rates for the Chinese renminbi (yuan) for the calendar quarters from the first quarter of 2007 through the pricing date. The Initial Exchange Rate for the Chinese renminbi (yuan) was 6.2829 Chinese renminbi (yuan) per U.S. dollar.

		High	Low
2007	First Quarter	7.8160	7.7269
	Second Quarter	7.7350	7.6151
	Third Quarter	7.6059	7.5036
	Fourth Quarter	7.5276	7.3037

2008	First Quarter	7.3041	7.0116
	Second Quarter	7.0185	6.8544
	Third Quarter	6.8792	6.8113
	Fourth Quarter	6.8872	6.8171

2009	First Quarter	6.8519	6.8270
	Second Quarter	6.8373	6.8192
	Third Quarter	6.8362	6.8259
	Fourth Quarter	6.8311	6.8233

2010	First Quarter	6.8339	6.8256
	Second Quarter	6.8333	6.7818
	Third Quarter	6.8108	6.6873
	Fourth Quarter	6.6917	6.6070

2011	First Quarter	6.6350	6.5483
	Second Quarter	6.5477	6.4634
	Third Quarter	6.4721	6.3781
	Fourth Quarter	6.3852	6.2950

2012	First Quarter	6.3390	6.2938
	Second Quarter (through the pricing date)	6.3153	6.2862

Currency-Linked Step Up Notes	TS-13

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

While historical information on the Exchange Rate Measure did not exist before the pricing date, the following graph sets forth hypothetical monthly historical values of the Exchange Rate Measure from January 1, 2007 through March 30, 2012 based upon historical exchange rates for the underlying currencies as of the end of each month. For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 31, 2006 and the value of the Exchange Rate Measure as of the end of each month is based upon the hypothetical Ending Value as of the end of that month, calculated as described in the section “The Basket of Asian Currencies” above. This historical data on the exchange rates as reported by Bloomberg is not necessarily indicative of the future performance of the underlying currencies or the Exchange Rate Measure or what the value of the notes may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth below is not an indication that the Ending Value will be greater than the Starting Value.

Currency-Linked Step Up Notes	TS-14

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•

We intend to take the position that the “denomination currency” (as defined in the applicable Treasury regulations) of the notes is the U.S. dollar and, accordingly, we intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

•

Under this characterization and tax treatment of the notes, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule” with respect to a note without regard to cash, if any, received on the notes.

•

The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 3.1843% per annum (compounded semi-annually) that we established for the notes. The table reflects the expected issuance of the notes on May 3, 2012 and the scheduled maturity date of May 1, 2015. This tax accrual table is based upon a projected payment schedule per $10.00 principal amount of the notes, which would consist of a single payment of $10.9922 at maturity. This information is provided solely for tax purposes, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period (per Unit of the Notes)	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period (per Unit of the Notes)
May 3, 2012 to December 31, 2012	$0.2113	$0.2113
January 1, 2013 to December 31, 2013	$0.3278	$0.5391
January 1, 2014 to December 31, 2014	$0.3383	$0.8774
January 1, 2015 to May 1, 2015	$0.1148	$0.9922

Projected Redemption Amount = $10.9922 per unit of the notes.

•

Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-24 of product supplement FX-STEP UP-3.

Currency-Linked Step Up Notes	TS-15

Currency-Linked Step Up Notes Linked to a Basket of Asian Currencies, due May 1, 2015

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this Note Prospectus, all in accordance with the provisions of the Senior Indenture, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on March 30, 2012.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factor” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement FX-STEP UP-3 dated April 2, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512146679/d327908d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Currency-Linked Step Up Notes	TS-16